2024 REPORT

Cadence OTC


OVER-THE-COUNTER
(OTC) ACCESS
TO AFFORDABLE
CONTRACEPTIVES
ZENA
Oral Contraceptive
MORNING
AFTER PILL™
Emergency Contraceptive
Cadence
Cadence

LETTER

Dear investors,

The burden of unintended pregnancies remains high in 2025. Fortunately, this can be significantly reduced by better access to contraception. Men have easy access to condoms but women only have access to Opill and emergency contraceptives. The prescription requirement for the regular combination birth control pill is a hassle and can be replaced by smart technology that delivers comparable safety performance. This is what Cadence OTC has methodically accomplished working with the FDA. We have created a digital assistant for the consumer that will make a safe decision recommendation based on the unique medical history of each prospective user. What could be better?

We had a really good year in 2024, with your help, in moving the program ahead by embedding an

app with the product labeling and successfully testing it with consumers. We also achieved FDA approval of our Zena manufacturing process.

The Zena team continues to push forward to remove the remaining obstacles by working with the new FDA administration to speed OTC approval without compromising safety. While progress with the FDA approval process is slower than we would like, we are pushing ahead aggressively with our Morning After Pill marketing, hoping to double our commercial revenues in 2025 and to build awareness that we are the first to introduce an early detection pregnancy test, EarlyPT, in convenience stores, nationwide. We project becoming commercially profitable in 2026, with MAP and EarlyPT. We thank you for your support of this mission: affordable contraception for everyone everywhere in America.

We need your help!

Grassroots support from the public can make a real difference in expanding access to emergency contraception. Ask the management at your local convenience store if they carry Morning After Pill—your request helps drive availability where it's needed most. Additionally, writing to your congressional representatives in support of over-the-counter access to combination oral contraceptives will encourage them to push the FDA to accelerate the review process. Your voice matters in ensuring broader access to reproductive healthcare.

Sincerely,

Samantha Miller

Co-Founder & CEO

Timothy Koogle

Chairman

Kate Voyten

SVP Commercial Operations

Greg Martin

Board Member

Stasia Obremskey

Managing Director

Robert (Nap) Hosang

Secretary, Board Member

How did we do this year?

REPORT CARD

A-

☺ The Good

We successfully launched Cadence OTC's emergency contraceptive, Morning After Pill, in convenience stores, nationally.

We completed development of our digitally assisted Zena label and tested it in our All-Comers Pivotal Self-Selection Study

We successfully established supply chain of Cadence OTC's early detection pregnancy test named 'EarlyPT' in Q4 2024.

☹ The Bad

Rollout to convenience stores in some regions at slower pace than forecasted, as some opted to delay offer to 2025.

Fundraising was slower than expected in Q3

Selling Morning After Pill on Amazon and TikTok was limited due to corporate policies prohibiting contraceptive advertising.

2024 At a Glance

January 1 to December 31


$$$$

$1,317,041 +46X
Revenue



-$5,201,501
Net Loss


IOU!

$1,619,632 +185%
Short Term Debt



$6,550,188
Raised in 2024



$4,602,559
Cash on Hand
As of 03/29/25

INCOME BALANCE NARRATIVE


Revenues
Profit
$27,737
-$4,860,280
$1,317,041
-$5,201,501
2023
2024

Net Margin: -395% Gross Margin: 56% Return on Assets: -59% Earnings per Share: -$0.26

Revenue per Employee: $219,507 Cash to Assets: 66% Revenue to Receivables: 307

Debt Ratio: 96%

Cadence_Health_Inc_FS_2022_Audit_Report_-_Final.pdf

Cadence_Health_Inc_FS_2023_Audit_Report__25April_2024_.pdf

Cadence_Health_Inc_FS_2024_Audit_Report_-_Draft_4.16.2025.pdf

We ❤ Our 352 Investors

Thank You For Believing In Us

Johnson Hor
Constance OBryant
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She. Event Indy Non...
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Rose PACEY
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Bruno Miguel Arantes...
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Stephen Reid
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Daisy Auger-...
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Anne Buckley
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Karen Aletha...
Malia Lazu
Debbie Pryse
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Jeanne Petrus-Rivera
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Molly De Wolf...
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Jessica Lee
Tala Dajani

Douglas Walton
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Capital Department
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Nuriye Sahin...
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A J
William Johnson, IV
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Thank You!

Thank You!

From the Cadence OTC Team



Samantha Miller

Co-Founder & CEO

Entrepreneur extraordinaire. Closed 50+ deals driving $3B+ value, including two acquisition exits. Led 13+ equity rounds, raising $300M+. University of California San Diego...



Nap Hosang

Co-Founder & Chief Medical Officer

Award-winning public health expert & educator. 3x Founder. Obstetrician, delivering 2K+ babies. 2014 Carl S. Schultz Award recipient. University of the West...



Malcolm Potts, MBBS. PhD

Co-Founder & Scientific Advisor

Global reproductive health pioneer. 1st Medical Director for International Planned Parenthood Federation. Former CEO of Family Health International. 7x book author. 200...







Simon Gilburt, PhD

SVP Clinical Research & Medical Affairs

OTC switch veteran, leading first-in-class Rx-to-OTC switch for Flonase. Former Global R&D Head of OTC Category at Baye...



Kate Voyten

SVP Commercial

Marketing, sales & brand building. Led relaunch of Herbal Essences, returning $500M+ brand to profitability. Drove...



Michelle Chun

VP Operations

Operations pro. Scaled startups from $0 to $125M+ acquisitions. Managed $25M+ spend & 4M shipments annually at Zazzle....



Tim Koogle

Board Chair

World-class entrepreneur. Founding CEO of Yahoo!, scaled from $0 to $1B+ in 6 years. Harvard Business Review Top...



Abigail Disney

Board Member

Emmy-winning filmmaker, philanthropist, and social activist. CEO of Fork Films, producing 100+ documentarie...

Richard Lowe

Details

Details

The Board of Directors

Director	Occupation	Joined
Greg Martin	Financial Investments @ Shamrock Holdings	2024
Samantha Miller	CEO & Co-founder @ Cadence Health, Inc.	2014
Nicole Stallworth	General Counsel & Corporate Secretary @ Soros Economic Development Fund	2024
Constance Evans	Self Employed @ Self Employed	2019
Stasia Obremskey	Managing Partner @ Foreground Capital	2024
Robert (Nap) Hosang	Chief Medical Officer, Secretary, and Co-founder @ Cadence Health, Inc.	2014
Timothy Koogle	Investor, Serial entrepreneur, Philanthropist @ Self-Employed	2018

Officers

Officer	Title	Joined
Samantha Miller	CEO and Co-founder	2014
Robert (Nap) Hosang	Chief Medical Officer and Co-founder	2014
Kate Voyten	SVP Commercial	2024

Voting Power

No one has over 20% voting power.

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
04/2018	$250,000		Section 4(a)(2)
04/2018	$7,555,993	Preferred Stock	Section 4(a)(2)
09/2019	$12,444,876	Preferred Stock	Section 4(a)(2)
10/2020	$11,607,765	Preferred Stock	Section 4(a)(2)
03/2023	$4,074,000		Section 4(a)(2)
03/2024	$4,800,000		Section 4(a)(2)
03/2024	$1,000,000		Section 4(a)(2)
10/2024	$750,188		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
03/26/2024	$4,800,000	8.0%	20.0%	$73,000,000	03/31/2030
03/27/2024	$1,000,000	8.0%	20.0%	$73,000,000	03/31/2030

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Fikes Foundation	04/30/2018	$250,000	$250,000	4.0%	01/04/2027	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred A	5,722,584	5,700,908	Yes
Common	20,000,000	7,741,527	Yes
Preferred B1	2,653,928	2,373,708	Yes
Preferred B2	1,209,490	1,209,490	Yes
Preferred C1	1,299,714	649,857	Yes
Preferred C2	2,989,342	2,365,937	Yes

Warrants:	0
Options:	2,261,293

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

A manufacturing or packaging issue could trigger FDA investigation of the Company's contract supplier. This investigation could shut the program down temporarily causing loss of reputation and negative sales impact. If the manufacturing or packaging issue has a significant implication for safety or efficacy, the Company would initiate a product recall, resulting in loss of sales and potential loss of reputation.

If there is political upheaval after the next presidential election, in an extreme case, FDA approvals could be overturned or contraceptives like Zena and Morning After Pill, could become illegal in some states.

If the Company is unable to raise sufficient funds and exhausts cash reserves they would have to hibernate Zena program or possibly shut down the company altogether.

The Company has a small internal team and relies heavily on consultants and contract organizations for important activities. There is a risk that some of these consultants and contractors could fail to perform as expected or could go out of business. Finding alternative vendors might take time and disrupt growth.

The FDA could surprisingly refuse to allow the Company the three years of market exclusivity

expected based on the standard regulatory provisions. In this case competitors could take market share before Cadence has an opportunity to establish market leadership in the OTC birth control pill space.

FDA does not provide clearance to allow us to begin the actual use trial, then Cadence cannot complete the OTC switch process and Zena will have little value.

If the actual use trial results are inadequate failing to reach the expected statistical thresholds, Zena's OTC approval will be at risk.

The FDA could require Cadence to conduct additional studies beyond what the Company expects, thereby delaying the OTC approval.

A manufacturing failure or quality issue could result in a temporary production closure leading to low inventory, reduced sales, and loss of reputation. This could cause the Company to lose market share.

The supply chain for high quality ingredients such as ethinyl estradiol or levonorgestrel could become constrained and the Company would be unable to meet demand, and lose sales revenue. Price increases are likely to reduce demand.

The Company may not be successful in selling Morning After Pill and other reproductive health products through convenience stores, making sales lower than projected. Low uptake will make it more difficult to get shelf space in the larger chain stores (Target, Walgreens)

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be

equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the

right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $73,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of

other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Cadence Health, Inc.

Delaware Public Benefit Corporation
Organized September 2014
6 employees
1440 Broadway
Suite 750
Oakland CA 94612 https://cadenceotc.com

Business Description

Refer to the Cadence OTC profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Cadence OTC is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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